UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 9, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 9 November 2022 entitled ‘VODAFONE ENTERS INTO A CO-CONTROL PARTNERSHIP WITH GIP AND KKR FOR VANTAGE TOWERS’.

RNS Number : 8294F

Vodafone Group Plc

09 November 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR IMMEDIATE RELEASE

VODAFONE ENTERS INTO A CO-CONTROL PARTNERSHIP WITH GIP AND KKR

FOR VANTAGE TOWERS

9 November 2022

•	Strategic co-control partnership with long-term investors with significant expertise in digital infrastructure to accelerate Vantage Towers' growth and value creation

•	Creation of a JV with GIP and KKR, to hold Vodafone's 81.7% stake in Vantage Towers which will be deconsolidated by Vodafone

•	Attractive valuation of €32.0 per share, a premium of 19% to Vantage Towers' 3 month volume-weighted average share price and a multiple of 26x adjusted EBITDAaL for the 12 month period ended 31 March 2022

•	JV to make a voluntary takeover offer for the outstanding Vantage Towers shares held by minority shareholders, funded through new debt in the JV and equity from GIP and KKR

•	Minimum net cash proceeds to Vodafone of €3.2 billion, based on equity from GIP and KKR that is fully committed at signing and maximum minority take up in the voluntary takeover offer, which would reduce Vodafone's leverage by 0.2x

•	Maximum net cash proceeds of €5.8-7.1 billion[1], depending on the take up in the voluntary takeover offer and subject to GIP and KKR raising further equity before closing to increase their stake in the JV to 50%, reducing leverage by 0.4x-0.5x

•	Transaction conditional on regulatory clearances and expected to close in the first half of 2023

Nick Read, Vodafone Group Chief Executive said: "This is a landmark moment for both Vodafone and Vantage Towers. This transaction successfully delivers on Vodafone's stated aims of retaining co-control over a strategically important asset, deconsolidating Vantage Towers from our balance sheet to ensure we can optimise its capital structure and generate substantial upfront cash proceeds for the Group to support our priority of deleveraging. We are excited to partner with GIP and KKR, both world-class investors who bring significant expertise in digital infrastructure and share our long-term vision for Vantage Towers as we collectively take the business to the next stage of its growth."

Will Brilliant, Partner and Head of Digital Infrastructure at GIP said: "We're delighted to join forces with Vodafone and KKR to invest in Vantage Towers, a high-quality European tower portfolio with strong upside potential. We are looking forward to capturing the exciting value-creating opportunities in the European telecoms infrastructure sector by advancing Vantage Towers' strategy and supporting its capacity to build new sites. As strategic partners with Vodafone and KKR, we will bring our deep infrastructure expertise and resources to help the company deliver the best data connectivity for individuals and businesses and contribute to enabling Europe's digital future in the interest of all stakeholders."

Vincent Policard, Partner and Co-Head of European Infrastructure at KKR said: "Together with our strategic partners Vodafone and GIP, we believe Vantage Towers' high-quality footprint and network across the region ideally position it to meet the ever-growing demand for mobile connectivity in Europe. We have a shared goal of creating a pan-European telecoms champion by continuing to grow and develop the business, leveraging the Consortium's significant telecoms infrastructure investment experience and global resources. At KKR we are long-term conviction investors in Europe's digital infrastructure and at Vantage Towers we intend to pursue value-creating investments to capitalise on the growth in this sector and to help drive consolidation in a fragmented market."

Transaction overview

Vodafone Group Plc ("Vodafone") announces today that it has entered into a strategic co-control partnership with a consortium of long-term infrastructure investors led by Global Infrastructure Partners ("GIP") and KKR (together the "Consortium") for Vodafone's 81.7% stake in Vantage Towers AG ("Vantage Towers").

Vodafone and the Consortium have created a joint venture (the "JV") which will hold Vodafone's 81.7% stake in Vantage Towers. Vodafone will contribute its shares in Vantage Towers into the JV by way of a capital increase against new JV shares. The Consortium will obtain a shareholding in the JV of up to 50% by acquiring JV shares from Vodafone for cash.

In parallel with this announcement, the JV has announced today that it will make a voluntary takeover offer ("VTO") for the outstanding Vantage Towers shares held by minority shareholders pursuant to Section 10 of the German Securities Acquisition and Takeover Act. Completion of the VTO will be conditional on customary conditions, including obtaining regulatory clearances for the partnership between Vodafone and the Consortium. The full terms and conditions of the VTO will be set out in a separate offer document to be approved by the German Federal Financial Supervisory Authority (BaFin). Following approval by BaFin, the offer document will be published and the acceptance period for the VTO will commence. The offer document (once available) and other information pertaining to the VTO will be made available on the following website: https://angebot.wpueg.de/oak/

The JV has received support from RRJ Capital in the form of an irrevocable undertaking to accept the VTO. RRJ Capital is Vantage Towers' second largest minority shareholder and owns 2.4% of its ordinary share capital in issue (or 13% of the total minorities).

Strategic co-control partnership

Vodafone and the Consortium share a joint ambition to accelerate growth and create further value at Vantage Towers. GIP and KKR both have extensive experience investing in and operating digital infrastructure companies. As long-term partners with an industrial mindset, Vodafone and the Consortium intend to enhance the business' growth profile and profitability by supporting it in:

•	Delivering an ambitious build-to-suit programme which enables mobile network operators to meet their coverage obligations and densification requirements;

•	Capturing additional co-location opportunities from new and existing third-party customers;

•	Pursuing meaningful growth opportunities in adjacent areas such as small cells and distributed antenna systems for 5G capacity expansion, as well as edge computing;

•	Pursuing other growth-accretive investments, including actively participating in the consolidation of the European tower landscape; and

•	Enhancing profitability through continuous operational improvements.

As a result of the transaction, Vodafone will deconsolidate Vantage Towers and equity account for its interest in the JV which will allow Vantage Towers to optimise its capital structure and help drive its pursuit of the above growth opportunities.

Summary valuation and financing

The transaction delivers an attractive valuation of €32.0 per Vantage Towers share to Vodafone as well as to minority shareholders through the VTO. This represents a 19% premium to the Vantage Towers 3 month volume-weighted average share price ("VWAP") as of 8 November 2022 and 33% to the March 2021 initial public offering ("IPO") price of €24.0 per share. The transaction values Vantage Towers at an equity value of €16.2 billion, implying an EV / adjusted EBITDAaL multiple of 26x for the 12 month period ended 31 March 20222. This represents a significant premium to trading multiples of publicly listed European tower companies and is in line with precedent transactions.

The Consortium has fully committed equity in place to obtain a shareholding in the JV of between 32% and 40%, depending on the level of take-up in the VTO by minority shareholders. The Consortium intends to raise additional equity before completion to reach a shareholding of 50%. The JV will fund the acquisition of Vantage Towers shares from minority shareholders in the VTO through €1.6 billion of incremental debt, which will be non-recourse to Vodafone, and equity from GIP and KKR. The table below summarises the range of potential outcomes depending on the level of take-up by minority investors in the VTO and additional Consortium investment.

(€bn)
Minority take up	0% [1]	100%
Acquisition of minorities	0.0	(3.0)
Additional JV debt (net of existing debt)	1.6	1.6
Committed cash from Consortium	4.7	4.7
Other[4]	(0.3)	(0.2)
Minimum net cash proceeds to Vodafone	6.0	3.2
Implied Consortium JV shareholding (%)	40%	32%
Net additional cash from Consortium[4]	1.1	2.6
Maximum net cash proceeds to Vodafone	7.1	5.8
Implied Consortium JV shareholding (%)	50%	50%

Subject to the take-up in the VTO by minority shareholders and the resulting leverage of the JV, Vodafone may sell a proportion of its current Vantage Towers shareholding to the JV for cash and the Consortium may contribute cash to the JV in exchange for new JV shares. The minimum net cash proceeds to Vodafone will be €3.2 billion based on 100% take up in the VTO. The maximum total net cash proceeds to Vodafone based on a 50% shareholding for the Consortium will be between €5.8 billion and €7.1 billion1, depending on the take up in the VTO.

Should the Consortium own less than a 50% shareholding on 30 June 2023, Vodafone will have the right to sell JV shares to third party investors to reduce its own stake to 50%, outside of lock-up provisions and other restrictions.

DPLTA and squeeze-out intentions

The JV intends to implement a domination profit and loss transfer agreement ("DPLTA") if the aggregate JV holding in Vantage Towers following the VTO is below 95%, or a squeeze out of minority shareholders if the aggregate JV holding in Vantage Towers is 95% or higher following the VTO.

Post-closing, Vodafone and the Consortium will consider removing Vantage Towers' public listing from the Frankfurt Stock Exchange.

Dividend policy

Post-closing, the JV intends to pay annual dividends from excess free cashflow to the shareholders, subject to market and operating conditions.

Governance

Vodafone and the Consortium will have balanced governance rights in the JV, with equal voting rights. The current leadership team will continue to lead Vantage Towers to deliver the next phase of growth.

It is the intention of both Vodafone and the Consortium to build Vantage Towers' success for the long term.  As is customary for such partnerships, certain provisions have been agreed to give the shareholders strategic and financial flexibility. In particular, Vodafone and the Consortium have agreed to a lock-up period of 3 years post-closing of the transaction, after which each shareholder will be able to initiate a full or partial sale of its shareholding in the JV, subject to a right of first offer in favour of the other shareholder.

Impact on Vodafone

Vodafone will deconsolidate Vantage Towers and equity account for its interest in the JV from closing of the transaction. It is expected that the transaction will have a slightly dilutive effect on Vodafone's adjusted earnings per share and free cash flow.

Sale proceeds are intended to be used for deleveraging and will reduce net debt/EBITDAaL by 0.2-0.5x3, in line with Vodafone's medium-term ambition to reduce leverage to the bottom end of its 2.5-3.0x range.

As at 31 March 2022, Vantage Towers had gross assets of €10.5 billion. For the 12 months ended 31 March 2022, Vantage Towers generated profit before tax of €251 million.

Additional information

The transaction is subject to customary antitrust and FDI approvals and is expected to close in the first half of 2023.

Following Vodafone's H1 FY23 results on 15 November, there will be a webcast Q&A session at 10am UKT for equity research analysts.

Transaction advisers

In connection with the transaction, Robey Warshaw and UBS are acting as financial advisers to Vodafone, and Linklaters is acting as legal adviser to Vodafone.

This announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No 596/2014 as it forms part of domestic UK law as defined in the Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310).

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

Person responsible

The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251)

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 22 countries, and partners with mobile networks in 47 more. As of 30 June 2022, we had over 300 million mobile customers, more than 28 million fixed broadband customers and 22 million TV customers. Vodafone is a world leader in the Internet of Things ("IoT"), connecting around 160 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030. We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit http://www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at http://www.linkedin.com/company/vodafone.

About Vantage Towers

Vantage Towers AG is a leading tower company in Europe with around 83,000 sites in ten countries, connecting people, businesses and devices in cities and rural areas.

The company was founded in 2020 and is headquartered in Düsseldorf, Germany. Vantage Towers has been listed on the Deutsche Börse's Prime Standard Index in Frankfurt since 18 March 2021. On 20 September the company was admitted to the MDAX and TecDAX.

Vantage Towers' portfolio includes towers, masts, rooftop sites, distributed antenna systems (DAS) and small cells. By building, operating and leasing this passive infrastructure to MNOs, IoT providers or public utility companies Vantage Towers is making a significant contribution to better connectivity and the sustainable digital transformation of Europe.

For more information, please visit our website at http://www.vantagetowers.com, follow us on Twitter at @VantageTowers or connect with us on LinkedIn at http://www.linkedin.com/company/vantagetowers

About GIP

GIP is a leading independent infrastructure fund manager that makes equity and debt investments in infrastructure assets and businesses. GIP targets investments in the energy, transport, digital infrastructure, and water/waste sectors in both OECD and select emerging market countries. Headquartered in New York, GIP operates out of 10 offices: New York, London, Stamford (Connecticut), Sydney, Melbourne, Brisbane, Mumbai, Delhi, Singapore and Hong Kong. GIP manages c. US $84 billion for its investors. GIP's portfolio companies have combined annual revenues of c. US $68 billion and employ over 100,000 people. For more information, visit www.global-infra.com.

About KKR

KKR is a leading global investment firm that offers alternative asset management as well as capital markets and insurance solutions. KKR aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people and supporting growth in its portfolio companies and communities. KKR sponsors investment funds that invest in private equity, credit and real assets and has strategic partners that manage hedge funds. KKR's insurance subsidiaries offer retirement, life and reinsurance products under the management of Global Atlantic Financial Group. References to KKR's investments may include the activities of its sponsored funds and insurance subsidiaries.

KKR established its Global Infrastructure business in 2008 and has since grown to one of the largest infrastructure investors globally with a team of more than 75 dedicated investment professionals. The firm currently oversees approximately US$50 billion in infrastructure assets globally as of 30 September, 2022, and has made over 65 infrastructure investments across a range of sub-sectors and geographies. KKR's infrastructure platform is devised specifically for long term, capital intensive structural investments.

For additional information about KKR & Co. Inc. (NYSE: KKR), please visit KKR's website at www.kkr.com and on Twitter @KKR_Co.

Forward-looking statements

The information in this announcement (the "Information") may constitute or include forward-looking statements. Forward-looking statements include, without limitation, statements that typically contain words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Vodafone cautions you that forward-looking statements are not guarantees of the occurrence of such future events or of future performance and that in particular the actual results of operations, financial condition and liquidity, the development of the industry in which Vodafone, the Vodafone Group, Vantage Towers and other persons involved in the transaction operate and the outcome or impact of the transaction and related matters on Vodafone, the Vodafone Group and/or Vantage Towers or other persons may differ materially from those made in or suggested by the forward-looking statements contained in the Information. These expectations or any forward-looking statements could prove to be incorrect, and outcomes usually cannot be influenced by Vodafone, the Vodafone Group and/or Vantage Towers. It should be kept in mind that actual events or consequences may differ materially from expectations.

Vodafone expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in Vodafone's expectations with regard thereto or any changes in events, conditions or circumstances on which any forward-looking statements are based. No representation or warranty is made that any of these forward-looking statements will come to pass or that any particular result will be achieved. Undue influence should not be given to, and no reliance should be placed on, any forward-looking statement. No statement in the Information is intended to be nor may be construed as a profit forecast or valuation.

Notes to announcement

1)   Transaction effects exclude impact from the irrevocable undertaking received from RRJ Capital

2)   Based on adjusted consolidated EBITDAaL of €543 million for the 12 month period ended 31 March 2022 and a total enterprise value of €13.9 billion. Enterprise value is based on: 505.8 million shares multiplied by the offer price of €32 per share, plus Vantage Towers' net debt (€1.9 billion, as of 31 March 2022), less adjustments (€4.2 billion) for Vantage Towers' shareholdings in INWIT (33.2%) and CTIL (50.0%), divided by Vantage Towers' consolidated EBITDAaL (which excludes Inwit and CTIL)

3)   Leverage impact will depend on the level of equity investment by the Consortium and minority take-up in the VTO

4)   Includes adjustment for cash tax and fees payable as a result of the transaction

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: November 9, 2022	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary